EXPLANATION OF RESPONSES
(1) The reported securities were sold in connection with the Share Repurchase Agreement by and between Friedman Fleischer & Lowe Capital Partners II, L.P. (“CP II”), FFL Parallel Fund II, L.P. (“PF II”), FFL Executive Partners II, L.P. (“EP II” and together with CP II and PF II, the “FFL Funds”) and CURO Group Holdings Corp. (the “Issuer”), pursuant to which CP II sold to the Company 1,896,379 shares of common stock of the Company (“Common Stock”), PF II sold to the Company 63,311 shares of Common Stock and EP II sold to the Company 40,310 shares of Common Stock, in each case at $13.5509 per share on September 5, 2019.
(2) Held directly by CP II.
(3) Solely for purposes of Section 16 of the Securities Exchange Act of 1934, each of the FFL Funds, Friedman Fleischer & Lowe GP II, L.P. (“GP II L.P.”) and Friedman Fleischer & Lowe GP II, LLC (“GP II LLC” and, together with the FFL Funds and GP II L.P., the “FFL Reporting Persons”), may be deemed to be directors-by-deputization. Each Reporting Person expressly disclaims beneficial ownership of the shares except to the extent of such Reporting Person’s pecuniary interest therein. See Exhibit 99.3.
(4) Held directly by PF II.
(5) Held directly by EP II.
(6) On September 9, 2019, the FFL Funds distributed an aggregate of 382,939 shares of Common Stock to certain of their partners (the “Initial Distribution”).  In connection with the Initial Distribution, GP II L.P., the general partner of each of the FFL Funds, acquired direct ownership of 371,223 shares of Common Stock.  On September 9, 2019, GP II L.P. distributed the 371,223 shares of Common Stock acquired by it pursuant to the Initial Distribution to certain of its partners (the “GP II L.P. Distribution” and, together with the Initial Distribution, the “Distribution”).  The respective partners of the FFL Funds and GP II L.P. receiving shares in the Distribution did not furnish any consideration in exchange for such shares.